*FOIA Confidential Treatment Request* Confidential Treatment Requested by Solid Biosciences, LLC in connection with its Registration Statement on Form S-1 filed on December 29, 2017

January 5, 2018 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C 20549	Julie M. Allen, Esq. Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

Attn:	Joseph McCann
Christine Westbrook
Kevin W. Vaughn
Bonnie Baynes

Re:	Solid Biosciences Inc.
Registration Statement on Form S-1 (No. 333-222357)
Filed on December 29, 2017

Ladies and Gentlemen:

On behalf of Solid Biosciences, LLC (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement of the Company confidentially submitted to the Commission on Form S-1 on August 4, 2017 and subsequently resubmitted on October 20, 2017 and publicly filed on December 29, 2017 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that the Company preliminarily estimates a price range (assuming a one-to-one conversion ratio of the Company’s units to shares of common stock to be effective prior to the effectiveness of the Registration Statement) of approximately $[***] to $[***] per share (the “Price Range”) for its initial public offering (“IPO”).1 This represents a pre-offering equity value of the Company of $[***] million to $[***]million.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters.

[1]	The Company may adjust the one-to-one conversion ratio prior to the filing of an amendment to the Registration Statement that includes the Price Range, in which case, proportionate changes would be made to the Price Range.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

Among the factors that were considered in setting the Price Range were: (i) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies: (ii) the Company’s financial condition and prospects; (iii) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (iv) recent performance of IPOs of companies in the biotechnology sector; and (v) input received from the lead underwriters, including discussions that took place on December 11, 2017 between senior management of the Company and representatives of J.P. Morgan Securities LLC. The Price Range does not take into account the current lack of liquidity for the Company’s Series D Common Units and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will not be in excess of 20% of the high end of the range, as adjusted to give effect to any change in the conversion ratio. The parameters of the narrower price range to be included in an amendment to the Registration Statement that would shortly precede the road show will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Equity-Based Compensation Transactions since January 1, 2016

The Company is supplementally providing information and analysis with respect to equity-based compensation granted to employees and consultants under its equity incentive plans since January 1, 2016. The Company believes that this time period is relevant because it covers a period of more than 18 months prior to Company’s initial confidential submission of the Registration Statement to the Staff.

Equity Awards Granted Prior to Merger and Recapitalization

The Company adopted the Solid Ventures, LLC Equity Incentive Plan (the “Solid Ventures Plan”) on January 1, 2015. Under the Solid Ventures Plan, the Company granted restricted Series A Common Units to certain of its employees and consultants (the “Series A Common Units”). The Series A Common Units are designated as “profit interests” as the common units receive distributions only if a certain threshold, which was set to equal the then total fair value of the Company’s equity as of the grant date for such grant (the “Applicable Grant Date Threshold”), is exceeded. The Applicable Grant Date Threshold impacts the fair value of the Company’s Series A Common Units because distributions, if any, are made in accordance with the priorities set forth in the Company’s limited liability company agreement. Series A Common Units with a lower Applicable Grant Date Threshold are entitled to receive distributions before Series A Common Unit holders with a higher Applicable Grant Date Threshold.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

In order to equate the value of these Series A Common Units to the common stock of a corporation, the Company believes that the appropriate comparison is to the fair value of the Series A Common Units, as of each respective grant date, at a zero threshold level (the “Zero Threshold”) because the Applicable Grant Date Thresholds and the distribution preferences will terminate upon the Company’s conversion to a corporation.

The table below sets forth a summary of the Series A Common Units granted under the Solid Ventures Plan, since January 1, 2016. Included in the summary table is the Applicable Grant Date Threshold, the per unit fair value at the Zero Threshold and the per unit fair value at the Applicable Grant Date Threshold.

Grant Date	Original Issuance (Solid Biosciences, LLC – Series A Common Units)				After Giving Effect to Merger and Recapitalization (Solid Biosciences, LLC – Series D Common Units)

	Applicable Grant Date Threshold (millions)	Fair Value per Unit at Zero Threshold	Number of Units Underlying Grants	Fair Value per Unit at Applicable Grant Date Threshold	Applicable Grant Date Threshold (millions)	Fair Value per Unit at Zero Threshold	Number of Units Underlying Grants	Fair Value per Unit at Applicable Grant Date Threshold

01/29/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
05/12/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
09/14/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
12/06/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]

On March 29, 2017, in connection with the Company’s merger with Solid GT, LLC (“Solid GT”) and its concurrent recapitalization (collectively, the “Merger and Recapitalization”), the Company amended the Solid Ventures Plan and changed the name of the Solid Ventures Plan to the Solid Biosciences, LLC Amended and Restated Equity Incentive Plan (the “Amended Plan”). On such date, all of the Company’s Series A Common Units included in the table above were exchanged for Series D Common Units.

Under the Solid GT LLC Agreement, Solid GT granted Class C Restricted Common Units to certain of its employees and consultants. Solid GT’s Class C Restricted Common Units are similar to the Company’s Series A Common Units as the Class C Restricted Common Units are also designated as “profit interests” and the Applicable Grant Date Threshold for each grant of Solid GT Class C Restricted Common Units was set to equal the then total fair value of Solid GT’s equity as of the grant date for such grant.

The table below sets forth a summary of the Class C Restricted Common Units granted under the Solid GT LLC Agreement, since January 1, 2016. Included in the summary table is the Applicable Grant Date Threshold, the per unit fair value at the Zero Threshold and the per unit fair value at the Applicable Grant Date Threshold.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

Grant Date	Original Issuance Amounts (Solid GT, LLC – Class C Restricted Common Units)				After Giving Effect to Merger and Recapitalization (Solid Biosciences, LLC – Series D Common Units)

	Applicable Grant Date Threshold (millions)	Fair Value per Unit at Zero Threshold	Number of Units Underlying Grants	Fair Value per Unit at Applicable Grant Date Threshold	Applicable Grant Date Threshold (millions)	Fair Value per Unit at Zero Threshold	Number of Units Underlying Grants	Fair Value per Unit at Applicable Grant Date Threshold

01/04/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
03/23/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
05/12/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
08/22/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
09/14/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]
12/06/2016	$[***]	$[***]	[***]	$[***]	$[***]	$[***]	[***]	$[***]

On March 29, 2017, in connection with the Merger and Recapitalization, all Class C Restricted Common Units of Solid GT were exchanged for Series D Common Units of the Company as indicated in the table above.

Equity Awards Granted Subsequent to Merger and Recapitalization

Under the Amended Plan, the Company granted Series D Common Units to certain of its employees and consultants. The table below sets forth a summary of the equity awards granted under the Amended Plan, since March 29, 2017. Included in the summary table is the Applicable Grant Date Threshold, the per unit fair value at the Zero Threshold and the per unit fair value at the Applicable Grant Date Threshold.

Grant Date	Applicable Grant Date Threshold (millions)	Solid Biosciences, LLC – Series D Common Units
		Fair Value per Unit at Zero Threshold	Number of Units Underlying Grants	Fair Value per Unit at Applicable Grant Date Threshold
03/29/2017	$[***]	$[***]	[***]	$[***]
05/31/2017	$[***]	$[***]	[***]	$[***]
06/01/2017	$[***]	$[***]	[***]	$[***]
06/12/2017	$[***]	$[***]	[***]	$[***]
06/19/2017	$[***]	$[***]	[***]	$[***]
07/10/2017	$[***]	$[***]	[***]	$[***]
07/17/2017	$[***]	$[***]	[***]	$[***]
08/01/2017	$[***]	$[***]	[***]	$[***]
09/12/2017	$[***]	$[***]	[***]	$[***]
09/20/2017	$[***]	$[***]	[***]	$[***]
10/05/2017	$[***]	$[***]	[***]	$[***]
12/7/2017	$[***]	$[***]	[***]	$[***]

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

The Company has not granted any additional equity awards since December 7, 2017.

Company Methodology in Determining Fair Value

As described beginning on page 73 of the Registration Statement, the Company regularly performs contemporaneous valuations of its units to assist the Company’s Board of Managers (the “Board”) in determining the fair value of the common units for purposes of granting equity-based awards. The Board has generally considered numerous objective and subjective factors, including the factors set forth on page 74 of the Registration Statement, and contemporaneous reports prepared by an independent third-party valuation specialist. As disclosed in the Registration Statement, the Company’s common unit valuations were prepared using a market approach based on the most recent rounds of equity financing and an option pricing method (“OPM”), with the exception of the December 6, 2016 valuation, which was performed using the hybrid method and the expected probability of closing a financing round. The hybrid method was used in anticipation of an anticipated equity financing transaction, which had not closed as of the valuation date. The OPM treats common units and preferred units as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common unit has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of the liquidity event, such as a strategic sale, merger or public offering. The hybrid method is a probability-weighed expected return method (“PWERM”) where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common units based upon an analysis of future values for the Company, assuming various outcomes. The common unit value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of units. The values of the common unit under each outcome are probability weighted to arrive at an indication of value for the common unit. The OPM and hybrid methods were selected to properly account for the Company’s limited liability company structure, in which the value of the units received in a waterfall scenario is contractually preserved in all exit scenarios, including the initial public offering.

In addition to assumptions related to the allocation of value between different classes of securities, the valuation analyses also considered changes in the value of equity of the Company between the different measurement dates. Specifically, the valuation analyses considered any Company-specific factors that may have occurred between valuation dates, as well as market-driven changes in value. The Company-specific factors were based on discussions with the Company’s management and review of documents, as applicable. The market-driven changes in value were based on changes in value of the Nasdaq Biotechnology Index as well as consideration of the relative importance of Company-specific and market-driven factors. In the valuations, a portion of the change in value of the Nasdaq Biotechnology Index was reflected in the valuation directly by adjusting the equity value between measurement dates.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

In connection with the valuation reports prepared by an unrelated third-party valuation specialist, the Board has also determined that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

Factors Contributing to the Difference Between the Grant Date Estimated Fair Value and the Price Range

As discussed above, the Company’s Series D Common Units do not result in any value to the holder until a certain threshold of the total fair value of the Company is met, similar to an option exercise price. The threshold for each grant of Series D Common Units was set to equal the then total fair value of the Company’s equity as of the grant date for such grant. As a result, the Company believes it is appropriate to compare the fair value of the Company’s Series D Common Units at Zero Threshold to the Price Range. Similarly, the total fair value of the Company’s equity at such grant date may be compared with the estimated pre-offering equity value of the Company, estimated to be between $[***] million and $[***] million.

On October 26, 2017, the Company sold Series 2 Senior Preferred Units at a price of $11.26 per unit raising net proceeds of $55.0 million. The Company and its Board believe that the price for the Series 2 Senior Preferred Units of $11.26 provides evidence of a freely negotiated, arm’s-length transaction with knowledgeable buyers. The Series 2 Senior Preferred Units retained preferences over the Company’s Series D Common Units, pursuant to the Company’s limited liability company agreement, resulting in a difference in the purchase price of the Series 2 Senior Preferred Units and fair value of the Series D Common Units. The Company had a third-party valuation performed in conjunction with the Series 2 Preferred Unit financing which indicated a fair value of the Company’s Common Units at Zero Threshold to be $[***] per unit. The third-party valuation used a post-offering equity value of the Company of approximately $[***] million.

The Company believes that the differences between the October 26, 2017 valuation, which reflects a total equity value of approximately $[***] million and a fair value of the Series D Common Units at Zero Threshold of $[***] per unit, and the estimated Price Range are primarily the result of the following factors:

•	The Price Range represents a future price for the Company’s shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s Series D Common Units represented a contemporaneous estimate of the fair value of the Series D Common Units that were then illiquid, might never become liquid, might be for units that are never publicly traded and, even if an IPO is successfully completed, would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO. Accordingly, the Company’s valuation analysis, as of October 26, 2017, appropriately applied a discount for lack of marketability for a non-controlling interest in the Series D Common Units.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

•	The Price Range represents a future price for the Company’s shares of common stock that, if issued in the IPO, will have voting rights whereas the estimated fair value of the Company’s Series D Common Units represented a contemporaneous estimate of the fair value that did not have voting rights. Accordingly, the Company’s analysis, as of October 26, 2017, appropriately applied a discount for lack of voting rights for the Company’s Series D Common Units.

•	If the October 26, 2017 valuation did not apply a discount for lack of marketability for a non-controlling interest or lack of voting rights for the Company’s Series D Common units, the fair value of the Company’s Series D Common Units at Zero Threshold would be approximately $[***]. In addition, if this valuation had been done assuming that the Company had converted to a corporation and that the preferred unit holders forfeited their liquidation preferences, the fair value of the Company’s Series D Common Units at Zero Threshold would be $[***] per unit.

•	The Price Range represents a future price for the Company’s shares of common stock that, if issued in the IPO, will give effect to the Company’s conversion from a limited liability company to a corporation, which will result in the conversion of all outstanding preferred units and common units of the Company into a single class of common stock and the termination of the Company’s limited liability company structure and the related waterfall scenario of liquidation and distribution preferences (including the applicable thresholds on the Series D Common Units) that are set forth in the Company’s limited liability company agreement.

•	In determining the Price Range, the Company considered the median step up in valuation of 15 recent biotechnology initial public offerings and their respective prior financing rounds.

•	The Company received positive feedback during “testing-the-waters” meetings which occurred late in 2017. These meetings reinforced the Company’s belief that investors view the Company as having made significant and continued progress through 2017.

•	The successful completion of the IPO would strengthen the Company’s balance sheet and provide the Company with access to the public company equity and debt markets to fund the research and development of its product candidates.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

January 5, 2018

Please contact me at (212) 969-3155 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Julie Allen
Julie Allen, Esq. Proskauer Rose LLP

cc:	Ilan Ganot, Solid Biosciences, LLC

Jennifer Ziolkowski, Solid Biosciences, LLC

Daniel Finkelman, Solid Biosciences, LLC

Daniel Forman, Proskauer Rose LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.